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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*



                             Life USA Holding, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    531918209
                                 (CUSIP Number)

     Michael T. Westermeyer, Allianz Life Insurance Company of North America
                1750 Hennepin Avenue South, Minneapolis, MN 55403
                                 (612) 347-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 October 1, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 531918209                  SCHEDULE 13D
-----------------------

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1     NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
              Allianz Life Insurance Company of North America       41-1366075
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                             (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS
              WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                      [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
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                                       7 SOLE VOTING POWER

                NUMBER OF                                    100
                 SHARES                ---------------------------------------
              BENEFICIALLY             8 SHARED VOTING POWER
                OWNED BY                                      0
                  EACH                 ---------------------------------------
                REPORTING              9 SOLE DISPOSITIVE POWER
                 PERSON                                      100
                  WITH                 ---------------------------------------
                                       10SHARED DISPOSITIVE POWER
                                                              0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              100
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              100%
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14    TYPE OF REPORTING PERSON
          IC, CO
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                                      -2-
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                                AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13D


     This Amendment No. 10 to Schedule 13D (the "Amendment") amends the Schedule 13D, dated February 24, 1995 (as previously amended) of Allianz Life Insurance Company of North America ("Allianz") with respect to the Common Stock, $.01 par value ("Common Stock"), of Life USA Holding, Inc., a Minnesota corporation (the "Issuer"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

     This amendment reflects the merger (the "Merger") of Nova New Co., a Minnesota corporation and a wholly-owned subsidiary of Allianz ("Nova"), with and into the Issuer pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 17, 1999, by and among the Issuer, Allianz and Nova (the "Merger Agreement").

     Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 13D as previously filed.


Item 1   Security and Issuer

     This Amendment relates to the shares of Common Stock of the Issuer. Effective as of October 1, 1999, following the Merger, the principal executive officers of the Issuer are as follows:

         Robert W. MacDonald, Chairman and Chief Executive Officer
         Margery G. Hughes, President and Chief Operating Officer
         Mark A. Zesbaugh, Senior Vice President, Chief Financial Officer and
                  Assistant Secretary
         Michael T. Westermeyer, Secretary
         Edward J. Bonach, Senior Vice President
         Robert S. James, Senior Vice President

     The business address of each of the above executive officers is: c/o Allianz Life Insurance Company of North America, 1750 Hennepin Avenue South, Minneapolis, MN 55403.


Item 2   Identity and Background.

     Allianz is a wholly owned subsidiary of Allianz of America, Inc. ("AZOA"). Allianz Aktiengesellschaft (formerly known as Allianz Aktiengesellschaft Holding, "AZ AG") holds 90% of the voting securities of AZOA.

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     (a)-(c), (f) Effective as of October 1, 1999, following the Merger, Robert
W. MacDonald was elected as a director of Allianz, and the following individuals were elected as executive officers of Allianz to hold the offices set forth following their respective names:

         Robert W. MacDonald, Chief Executive Officer
         Margery G. Hughes, President and Chief Administrative Officer
         Edward J. Bonach, President, Special Markets Division
         Robert S. James, President, Individual Insurance Division
         Mark A. Zesbaugh, Senior Vice President and Chief Financial Officer and
                 Assistant Secretary

     The principal business address of each of the above executive officers of Allianz is: c/o Allianz Life Insurance Company of North America, 1750 Hennepin Avenue South, Minneapolis, MN 55403. Each of the above executive officers is a citizen of the United States.

     (d-e) During the last five years, neither Allianz, AZ AG or AZOA nor, to the best of Allianz's knowledge, their respective executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3   Source and Amount of Funds or Other Consideration.

     On October 1, 1999, Nova merged with and into Issuer, with the Issuer continuing as the surviving corporation and as a wholly-owned subsidiary of Allianz (the "Surviving Corporation"). Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Allianz, the Issuer or its wholly-owned subsidiaries) was canceled and converted into the right to receive, without interest, $20.75 in cash. Each share of common stock of Nova was converted into one share of Common Stock of the Surviving Corporation; as a result, Allianz owns all of the 100 issued and outstanding shares of Common Stock of the Surviving Corporation.

     The aggregate merger consideration paid by Allianz Life at the consummation of the Merger was approximately $423,186,000. Allianz financed this payment with working capital funds of Allianz and through a capital contribution from AZOA.

Item 4   Purpose of Transaction.

     On May 17, 1999, the Issuer, Allianz and Nova entered into the Merger Agreement, pursuant to which Allianz would acquire beneficial ownership of all shares of Common Stock of the Issuer.

     On October 1, 1999, Nova merged with and into Issuer, with the Issuer continuing as the Surviving Corporation and as a wholly-owned subsidiary of

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Allianz. Pursuant to the terms of the Merger Agreement, at the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by Allianz, the Issuer or its wholly-owned subsidiaries) was canceled and converted into the right to receive, without interest, $20.75 in cash. Each share of common stock of Nova was converted into one share of Common Stock of the Surviving Corporation; as a result, Allianz owns all of the 100 issued and outstanding shares of Common Stock of the Surviving Corporation.

     On October 1, 1999, following the Effective Time, Allianz elected the following individuals to be the directors of the Surviving Corporation:

                           Robert W. MacDonald, Chairman
                           Edward J. Bonach
                           Margery G. Hughes
                           Robert S. James
                           Mark A. Zesbaugh

     At the Effective Time, the executive officers of the Issuer became the executive officers of the Surviving Corporation.

     Following the Merger, the Issuer ceased to have any class of securities either listed on any securities exchange, included in any automated quotation system or required to be registered pursuant to the Securities Exchange Act of 1934, as amended. The Issuer terminated registration of the Common Stock under the Securities Exchange Act of 1934, as amended.


Item 5 Interest in Securities of the Issuer.

     Allianz beneficially owns 100 shares of Common Stock of the Surviving Corporation, which constitutes 100% of the outstanding shares of Common Stock of the Surviving Corporation. Allianz has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all such shares.


Item 7 Material to be filed as Exhibits.

      Exhibit No.     Description
      -----------     -----------

         1.1 Articles of Merger merging Nova with and into the Issuer as filed with the Secretary of State of the State of Minnesota on October 1, 1999.

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                                   Signature
                                   ---------

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:  October 12, 1999

                                      ALLIANZ LIFE INSURANCE COMPANY OF
                                      NORTH AMERICA


                                      By:  /s/ Michael T. Westermeyer
                                         ---------------------------------
                                           Michael T. Westermeyer
                                           Vice President, Corporate Legal
                                           Officer and Secretary

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                                  EXHIBIT INDEX



    Exhibit No.                     Description
    -----------                     -----------

      1.1 Articles of Merger merging Nova into the Issuer as filed with the Secretary of State of the State of Minnesota on October 1, 1999.